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                                  [LETTERHEAD]


December 9, 1996


Securities and Exchange Commission
Washington, DC   20549:


We agree with the statements made by management contained in Exhibit 16 with respect to the change in accountants and disagreements with our firm on accounting and financial disclosures related to our audit of the December 31, 1993 financial statements of United Community Bancshares, Inc. (formerly Signal Bancshares, Inc. and Subsidiary).

More specifically, our report on the December 31, 1993 financial statements did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with our firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure.
There were no reportable events.


Sincerely,


LEININGER & LEININGER, LTD.
Certified Public Accountants


/s/ David J. Leininger
David J. Leininger